SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                               Commission File Number  0-13012

                         NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

      For Period Ended: September 30, 2000

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION


Full name of registrant ESC MEDICAL SYSTEMS LTD.

Former name if applicable    N/A

Address of principal executive office (Street and number)  P.O. BOX 240

City, State and Zip Code  YOKNEAM, ISRAEL, 20692

                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    {  (a) The reasons described in reasonable detail in Part III of this
    {      form could not be eliminated without unreasonable effort or
    {      expense;
    {  (b) The subject annual report, semi-annual report, transition report
    {      on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will
    {      be filed on or before the 15th calendar day following the
(X) {      prescribed due date; or the subject quarterly report or
    {      transition report on Form 10-Q, or portion thereof will be filed
    {      on or before the fifth calendar day following the prescribed due
    {      date; and
    {  (c) The accountant's statement or other exhibit required by Rule
    {      12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

      ESC Medical Systems Ltd. (the "Company") required additional time to gather its financial and other information in order to file its 10-Q for the period ending September 30, 2000. The Company has since gathered all the required information and will file its quarterly report on Form 10-Q as soon as practically possible.

                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Sharon Levita              972                  4-959-9000
               (Name)              (Area Code)          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                            (X) Yes   (  ) No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            (X) Yes   (  ) No

      The Company's net income was $11,576 for the nine months ended September 30, 2000 compared to a net loss of $121,597 in the period in 1999. The improvement in net income is due to the adoption of a restructuring plan, mainly designed to align the Company's cost structure with its revenue capabilities, an increase in sales and improvement in gross margins and the sale of Applied Optronics Corp.

                          ESC MEDICAL SYSTEMS LTD.
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2000             By: /s/ Sagi A. Genger
                                        ---------------------------------
                                    Name:  Sagi A. Genger
                                    Title: Chief Financial Officer